

**09058736**

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-68003 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                    MM/DD/YY                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stout Causey Capital Corporation

| | OFFICIAL USE ONLY |
| --- | --- |
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___910 Ridgebrook Road___
(No. and Street)

___Sparks___          ___MD___          ___21152___
(City)                (State)           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Jamie S. Ellis___                              ___410-403-1546___
                                         (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Smith Elliott Kearns & Company, LLC___
(Name – if individual, state last, first, middle name)

___480 North Potomac Street___  ___Hagerstown___  ___MD___  ___21740___
(Address)                        (City)           (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, _Jamie S. Ellis_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Stout Causey Capital Corporation_ , as of _December 31_ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

_Chief Financial Officer_
Title

_Kelly C Ames_
Notary Public

City/County of _Baltimore_
State of Maryland
Sworn to and subscribed before me this 23rd
day of _February_, 2009
Witness my hand and official seal.
_Kelly C Ames_ Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

February 23, 2009

To the Board of Directors
Stout Causey Capital Corporation
Sparks, Maryland

We have audited the financial statements of Stout Causey Capital Corporation for the year ended December 31, 2008, and have issued our report thereon dated February 23, 2009. Professional standards require that we provide you with the following information related to our audit.

## *Auditor's Responsibility under Generally Accepted Auditing Standards*

As stated in our engagement letter dated May 6, 2008 our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Our responsibility is to plan and perform the audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement.

As part of our audit, we considered the internal control of Stout Causey Capital Corporation. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures specifically to identify such matters.

## *Planned Timing and Scope of the Audit*

We performed the audit according to the planned scope and timing previously discussed with management in our meeting about planning matters.

## *Significant Audit Findings*

### *Qualitative Aspects of Accounting Practices*

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Stout Causey Capital Corporation are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2008. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

480 NORTH POTOMAC STREET • HAGERSTOWN, MARYLAND 21740 • (301) 733-5020 • FAX (301) 733-1864 • www.sek.com
*Member* American Institute of Certified Public Accountants • PKF North American Network • *Registered with* Public Company Accounting Oversight Board
Carlisle, Pennsylvania • Chambersburg, Pennsylvania • Hagerstown, Maryland • Hanover, Pennsylvania



Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements were:

Management's estimate that an allowance for doubtful accounts is unnecessary based on their review and analysis of the collectability of accounts receivable.

We evaluated key factors and assumptions used related to not having an allowance for doubtful accounts in determining that they are reasonable in relation to the financial statements taken as a whole.

The disclosures in the financial statements are neutral, consistent, and clear. Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosures affecting the financial statements were:

The disclosure of related party transactions, which summarizes the transactions entered into with related parties.

*Difficulties Encountered in Performing the Audit*

We encountered no significant difficulties in dealing with management in performing and completing our audit.

*Corrected and Uncorrected Misstatements*

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. The entries on the attached Summary of Adjustments, some of which are material, were detected as a result of audit procedures, or identified by management.

*Disagreements with Management*

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.



Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

### *Management Representations*

We have requested certain representations from management that are included in the management representation letter dated February 23, 2009. There is a copy of this letter available in the corporate office.

### *Management Consultations with Other Independent Accountants*

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principal to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

### *Other Audit Findings or Issues*

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our selection.

This report is intended solely for the information and use of the Board of Directors and management of Stout Causey Capital Corporation and is not intended to be and should not be used by anyone other than these specified parties. We welcome any questions that you may have, and look forward to continuing our relationship with Stout Causey Capital Corporation.

*Smith Elliott Kearns & Company, LLC*

STOUT CAUSEY CAPITAL CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2008



Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

## Independent Auditor's Report

To the Board of Directors of
Stout Causey Capital Corporation

We have audited the accompanying statement of financial condition of Stout Causey Capital Corporation (a Maryland corporation)(the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stout Causey Capital Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

*Smith Elliott Kearns & Company, LLC*

February 23, 2009
Hagerstown, Maryland

# Stout Causey Capital Corporation

## Statement of Financial Condition
## As of December 31, 2008

### Assets

| | | |
|---|---|---:|
| Current assets: | | |
| Cash and cash equivalents | $ | 220,065 |
| Accounts receivable | | 88,133 |
| Prepaid expenses and other assets | | 8,129 |
| Total Current Assets | $ | 316,327 |

### Liabilities and Stockholder's Equity

### Liabilities

| | | |
|---|---|---:|
| Current liabilities: | | |
| Accrued expense | $ | 12,405 |
| Due to affiliates, net | | 141,753 |
| Total Current Liabilities | | 154,158 |

| | | |
|---|---|---:|
| Stockholder's Equity | | |
| Common stock, par value $1.00, 100,000 shares authorized, | | |
| 8,650 shares issued and outstanding | | 8,650 |
| Paid in capital | | 876,437 |
| Accumulated deficit | | (722,918) |
| Total Stockholder's Equity | | 162,169 |
| Total Liabilities and Stockholder's Equity | $ | 316,327 |

*The accompanying notes are an integral part of this financial statement.*

# Stout Causey Capital Corporation

## Statement of Operations
## For the Year Ended December 31, 2008

| | | |
|---|---|---|
| Fee Income | $ | 1,742,423 |
| | | |
| Total Revenues | | 1,742,423 |
| | | |
| Expenses | | |
| Salaries and payroll taxes | $ | 1,239,856 |
| Other employee expenses | | 128,826 |
| Other operating expenses | | 388,379 |
| | | |
| Total Expenses | $ | 1,757,061 |
| | | |
| Net Loss | $ | (14,638) |

*The accompanying notes are an integral part of this financial statement.*

# Stout Causey Capital Corporation

## Statement of Changes in Stockholder's Equity
## For the Year Ended December 31, 2008

|  | Common Stock | | Paid In Capital | | Retained Earnings (Deficit) | | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|
| Balance (Deficit) at December 31, 2007 | $ | 8,650 | $ | 476,437 | $ | (598,183) | $ (113,096) |
| Stockholder Distributions | | - | | - | (110,097) | | (110,097) |
| Capital Contribution | | - | | 400,000 | | - | 400,000 |
| Net Loss | | - | | - | (14,638) | | (14,638) |
| Balance (Deficit) at December 31, 2008 | $ | 8,650 | $ | 876,437 | $ | (722,918) | $ 162,169 |

*The accompanying notes are an integral part of this financial statement.*

# Stout Causey Capital Corporation

## Statement of Cash Flows
## For the Year Ended December 31, 2008

| | | |
|---|---|---:|
| **Cash Flows From Operating Activities** | | |
| Net loss | $ | (14,638) |
| Adjustment to reconcile net loss to net cash | | |
| and cash equivalents used in operating activities | | |
| Changes in assets and liabilities: | | |
| Accounts receivable | | 45,959 |
| Prepaid expenses and other assets | | 2,526 |
| Accounts payable | | (89,923) |
| Due to affiliates, net | | (218,865) |
| Net Cash Used in Operating Activities | | (274,941) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Distributions to stockholder | | (110,097) |
| Capital contributions | | 400,000 |
| Net Cash Provided by Financing Activities | | 289,903 |
| | | |
| Cash and Cash Equivalents, beginning of year | | 205,103 |
| | | |
| Cash and Cash Equivalents, end of year | $ | 220,065 |

*The accompanying notes are an integral part of this financial statement.*

1. **DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Stout Causey Capital Corporation (the Company) was incorporated in the State of Maryland and is a broker/dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SC&H Group, Inc. (the Parent).

### Revenue Recognition

The Company provides consulting services related to mergers and acquisitions and business performance enhancement to organizations. The Company works on both a contingent fee and hourly fee basis. For contingent fee services, revenue is recognized upon settlement of a transaction. Hourly fees are billed on a monthly basis and revenue is recognized upon issuance of an invoice.

### Cash and Credit Risk

The Company defines cash equivalents as cash held in checking accounts.

Cash deposited in banks may at times be in excess of the Federal Deposit Insurance Corporation insurance limit and management considers those circumstances to be a normal business risk.

### Accounts Receivable

Accounts receivable represents hourly fees earned on activities that occurred prior to and paid after December 31, 2008.

The Company provides credit in the normal course of business to its customers and performs ongoing credit evaluations of those customers. Receivables are generally due thirty days after billed. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. Management of the Company periodically reviews the collectability of accounts receivable, and those accounts which are considered not collectable are written off as bad debts. As of December 31, 2008, the Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

### Income Taxes

The Company is a Qualified Sub-Chapter S-Corporation of SC&H Group, Inc., thus income is passed through to the Parent. The Parent is an S corporation for Federal and State income tax purposes. In lieu of corporation income taxes, the stockholders of the S corporation are taxed on their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for Federal or State income taxes has been provided in these financial statements.

1. **DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont'd.**

   **Retirement Plan**

   The Parent maintains a 401(K) savings plan. Within Plan limits, the Company may contribute on behalf of each eligible participant a matching percentage of participant contributions. The Company contributed $12,405 to the Plan for year ended December 31, 2008.

   **Use of Estimates in the Preparation of Financial Statements**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **REGULATORY REQUIREMENTS**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. The Rule provides that minimum net capital shall exceed $5,000 and that aggregate indebtedness shall not exceed 6 times "net capital" as these terms are defined by the Rule. As of December 31, 2008, net capital was $65,907 which exceeds the capital requirements of $5,000 by $60,907. Aggregate indebtedness was $154,158 which is 2.53 times net capital. As of December 31, 2008, the Company is in compliance with these rules.

3. **RELATED PARTY TRANSACTIONS**

   The Company shares office space and personnel with affiliated companies. At the discretion of management, certain personnel expenses are charged to the Company. During the year ended December 31, 2008, personnel costs totaling approximately $1,368,682 were charged to the Company.

   The Parent is obligated to pay all indirect expenses of the Company. The Company maintains an intercompany balance with the Parent and is responsible for settling all liabilities to the Parent for the Company's portion of such costs. This agreement affects the Company's financial position and operating results in a manner that differs from those that might have been achieved if the Company was autonomous.

   The Company maintains an operating cash account from which all direct expenses of the Company are paid.



Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

**INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

To the Board of Directors of
Stout Causey Capital Corporation

We have audited the accompanying financial statements of Stout Causey Capital Corporation as of and for the year ended December 31, 2008, and have issued our report thereon dated February 23, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Smith Elliott Kearns & Company, LLC*

February 23, 2009
Hagerstown, Maryland

8

# Stout Causey Capital Corporation

### Schedule I - Computation of Net Capital and
### Required Net Capital Under Rule 15c3-1
### For the Period Ended December 31, 2008

Net Capital

| | | |
|---|---|---:|
| Total Capital Funds | $ | 162,169 |
| | | |
| Deductions | | |
| Prepaid expenses | | (8,129) |
| Non-allowable receivables | | (88,133) |
| | | |
| Net Capital | $ | 65,907 |
| | | |
| Minimum Net Capital | | 5,000 |
| | | |
| Excess Net Capital | $ | 60,907 |

Computation of Aggregate Indebtedness

| | | |
|---|---|---:|
| Accrued expense | $ | 12,405 |
| Due to affiliates | | 141,753 |
| | | |
| Total Aggregate Indebtedness | $ | 154,158 |
| | | |
| Ratio of Aggregate Indebtedness to Net Capital (maximum 6.00) | | 2.53 |

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of December 31, 2008.

**Stout Causey Capital Corporation**
**Schedule III – Computation for Determination of**
**Reserve Requirements Under Rule 15c3-3 of the**
**Securities and Exchange Commission**
**For the Year Ended December 31, 2008**

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(1).

**Stout Causey Capital Corporation**
**Schedule IV– Information Relating to Possession**
**or Control Requirements Under Rule 15c3-3 of**
**the Securities and Exchange Commissions**
**For the Year Ended December 31, 2008**

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(1).



Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2008**

To the Board of Directors of
Stout Causey Capital Corporation

In planning and performing our audit of the financial statements of Stout Causey Capital Corporation (a Maryland corporation) (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13



Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Smith Elliott Kearns & Company, LLC*

February 23, 2009
Hagerstown, Maryland

14